Exhibit 15.2

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2007 and December 31, 2006 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB

Stockholm, June 19, 2008

20-F 2007

Sony Ericsson Mobile Communications Group

20-F 2007

Table of content

Consolidated Income Statement	2
Consolidated Balance sheet	3
Consolidated Cash Flow	4
Notes to the Consolidated Financial Statements	5

20-F 2007                    1

Consolidated Income Statement

January 1 - December 31, TEUR	Notes	2007	2006	2005
Net sales	C2	12 915 573	10 959 233	7 268 149

Cost of sales		-8 957 500	-7 775 448	-5 259 893

GROSS PROFIT		3 958 073	3 183 785	2 008 256

Selling expenses		-914 257	-861 482	-654 588
General and Administration expenses	C25	-345 300	-224 648	-147 049
Research and Development expenses		-1 172 566	-905 811	-740 000
Other operating revenues	C3	33 655	72 126	39 759
Other operating expenses	C3	-631	-7 436	-5 463
Share in earnings of joint venture		-15 398	—	—

OPERATING INCOME	C6,C7,C16,C23,C24	1 543 576	1 256 534	500 915

Interest income and similar profit items	C4	62 210	42 288	17 964
Interest expense and similar loss items	C4	-31 861	-1 118	-6 840

NET INCOME BEFORE TAXES		1 573 925	1 297 704	512 039

Income taxes for the year	C5	-423 483	-267 056	-134 587

Minority interest		-36 250	-33 329	-27 110

NET INCOME		1 114 192	997 319	350 342

20-F 2007                    2

Consolidated Balance Sheet

December 31, TEUR	Notes	2007	2006
ASSETS

Fixed assets

Intangible assets	C6	46 651	47 235
Tangible assets	C7	169 336	126 252

Financial assets
Equity in joint venture	C8	13 221	—
Securities held as fixed assets	C8	91 912	91 942
Other non current assets	C9	250 206	203 248

Total fixed and financial assets		571 826	468 677

Current assets
Inventories	C10	437 477	437 462
Accounts receivable	C11	1 870 213	1 652 754
Other assets	C12	344 887	309 766
Other short-term cash investments	C13	1 431 129	1 580 077
Cash and bank		724 108	692 622

Total current assets		4 807 814	4 672 681

Total assets		5 379 640	5 141 358

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C14
Share capital		100 000	100 000
Restricted reserves		424 163	722 889
Non-restricted reserves		387 600	-39 599
Net income for the year		1 114 194	997 319

Total equity		2 025 957	1 780 609

Minority interest		64 006	45 148

Provisions	C15	437 144	421 226

LIABILITIES
Long-term liabilities
Post-employment benefits	C16	24 166	19 409
Other long-term liabilities	C17	1 603	677

Total long-term liabilities		25 769	20 086

Current liabilities
Liabilities to financial institutions		—	511
Advances from customers		440	2 919
Accounts payable		1 263 111	1 276 478
Income tax liabilities		97 455	427 975
Other current liabilities	C18	1 465 758	1 166 406

Total current liabilities		2 826 764	2 874 289

Total shareholders’ equity and liabilities		5 379 640	5 141 358

Assets pledged as collateral	C19	31	3 973
Contingent liabilities	C20	2 640	1 433

20-F 2007                    3

Consolidated Cash Flow

January 1 - December 31, TEUR	Notes	2007	2006	2005
OPERATIONS
Operating income		1,543,576	1,256,534	500,915
Depreciation and amortization		113,881	85,029	70,884
Other non cash items	C21	47,788	112,688	34,186

		1,705,245	1,454,251	605,985
Interest, obtained		62,210	42,288	17,964
Interest paid		-31,861	-38,386	-6,840
Income taxes, paid		-792,584	-34,357	-52,839

		943,010	1,423,796	564,270
Change in inventories		-15	-117,207	-122,435
Change in accounts receivables		-217,459	-764,993	39,787
Change in other receivables		-54,687	-180,662	7,423
Change in accounts payable		-13,370	468,955	109,753
Change in other liabilities		296,873	352,115	131,655

Cash flow from operating activities		954,352	1,182,004	730,453

INVESTMENTS
Investments in intangible assets		-20,658	-29,311	-25,792
Sales of intangible assets		982	161	869
Investments in tangible assets		-144,386	-96,105	-70,712
Sales of tangible assets		3,869	19,198	6,281
Investment in subsidiary		—	-15,501	—
Net investments in joint venture		-28,758	—	—
Investments / Sales of other financial assets		—	-12,462	-5,715
Sales/Amortization of other financial assets		—	177	—

Cash flow from investing activities		-188,951	-133,843	-95,069

FINANCING
Borrowing		—	245	183
Repayment of debt		-511	-576	-1,294
Change in current financial liabilities		—	—	-19,096
Dividend to minority		-14,949	-30,427	-19,219
Dividend paid		-848,000	-247,000	—

Cash flow from financing activities		-863,460	-277,758	-39,426

Net change in cash		-98,059	770,403	595,958
Cash, beginning of period		2,272,699	1,537,276	915,931
Translation difference in Cash		-19,403	-34,980	25,387

Cash, end of period		2,155,237	2,272,699	1,537,276

20-F 2007                    4

Notes to the Consolidated Financial Statements

Content

C1. Accounting Principles	6
C2. Net sales by market area	10
C3. Other operating revenues and other operating expenses	10
C4. Interest income and similar profit items and interest expense and similar loss items	10
C5. Taxes	10
C6. Intangible assets	11
C7. Tangible assets	12
C8. Other securities held as fixed assets	13
C9. Other non current assets	14
C10. Inventory	14
C11. Accounts receivables	14
C12. Other current assets	14
C13. Short term cash investments	15
C14. Shareholders’ equity	15
C15. Provisions	15
C16. Post-employment benefits	16
C17. Long-term liabilities	16
C18. Other current liabilities	17
C19. Assets pledged as collateral	17
C20. Contingent liabilities	17
C21. Cash flow analysis	17
C22. Translation to SEK	17
C23. Leasing	18
C24. Wages, salaries and social security expenses	18
C25. Fees to auditors	19
C26. Financial risks	20
C27. Transactions with joint venture	20
C28. Group companies	21
C29. Reconciliation to accounting principles generally accepted in the United States	21

20-F 2007                    5

C1. Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB and its subsidiaries are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, (RR 29), Remunerations to employees.

Principle of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries in which the company has a voting majority. The inter company transactions and internal profit have been eliminated. The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity earned only after acquisition. Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Translation of financial statements in foreign currency

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates during the year, with translation adjustments reported directly in consolidated equity.

Revenue recognition

Sales revenue is recorded upon the delivery of products according to contractual terms and represents amounts realized, excluding value-added tax, and is net of goods returned, trade discounts and allowances. Sales revenue is recognized with reference to all significant contractual terms when the product has been delivered, when the revenue amount is fixed or determinable and when collection is reasonably assured.

Accruals for sales bonuses and similar items such as quarterly and yearly bonuses, quality bonus, co-op, advertising and stock protection are shown as deductions from gross sales to arrive at net sales.

For product and equipment sales, delivery generally does not occur until the products or equipment have been shipped, risk of loss has transferred to the customer, and objective evidence exists that customer acceptance provisions, if any, have been met. The Company records revenue when allowances for discounts, price protection, returns and customer incentives can be reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

Costs related to shipping and handlings are included in cost of sales in the Consolidated Income Statement.

Research and development costs

Research and development costs are charged to expenses as incurred. Expenses related to the third party (including joint venture) development of new platforms for mobile phones are capitalized as other non-current asset and are amortized when the platforms are put into commercial use. Such costs are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Hedge accounting

The Group applies hedge accounting for financial instruments intended to hedge foreign currency exposures having a future impact on results.

At the point in time at which the contract is established, the relationship between the hedging instrument and the hedged item is documented, as well as the purpose of this risk management and the strategy for taking various hedging measures. The company also documents its assessment, both when the contract is entered into and on an ongoing basis, as to whether the derivative used in the hedging transaction is effective in counteracting changes in fair value or income statement effects, in terms of the hedged items in question.

The hedging is designed in such a manner as to ensure, to the greatest degree possible, its effectiveness. The changes in fair value for those

20-F 2007                    6

derivative instruments which do not meet the conditions for hedge accounting are reported directly in the income statement.

Future foreign currency exposures are hedged primarily by forward cover agreements but also via currency options. The effective portion of changes in the fair value of hedging instruments is recognized in equity. Any gain or loss relating to the ineffective portion is recognized in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses as well as write-ups. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machineries and equipments. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized in 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over useful life.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and impairment is made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Ericsson does not have the ability to exercise significant influence.

Joint venture

Investments in the joint venture, where Sony Ericsson has significant influence, are recognized in the consolidated financial statements in accordance with equity method. Sony Ericsson’s share of income before taxes is reported in item “Share in earnings of joint venture” included in Operating income. Taxes are included in item “Income taxes for the year”.

Impairment test of assets

Impairment tests are performed on a regular basis or whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

Leases

Leases on terms in which Sony Ericsson assumes substantially all the risks and rewards of ownership are classified as finance leases, i.e. the leased object is recognized as a non-current asset and the future obligations for lease payments are recognized as current and non-current liabilities in the Balance Sheet. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized in the balance sheet. Costs under operating leases are recognized in the Income Statement on a straight-line base over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease. Sony Ericsson has not identified any financial leases for the reported periods.

Income tax

Reported income tax includes tax, which is to be paid or received, regarding the current year, adjustments concerning the previous years’ current taxes and changes in deferred taxes.

All income tax liabilities and receivables are valued at their nominal amount according to the tax regulations and are measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

20-F 2007                    7

In the case of items reported in the income statement, the related tax effects are also reported in the income statement. The tax effects of items that are accounted for directly against equity are also reported directly against equity.

Deferred tax is calculated according to the balance sheet method on all temporary differences arising between the reported value and the tax value of the assets and liabilities.

Receivables

Receivables with maturities greater than 12 months after balance sheet date are reported as fixed assets, and other receivables as current assets. Receivables are reported in the amounts at which they are expected to be received, on the basis of individual assessment.

Accounts Receivables

Accounts receivables are reported as current assets in the amounts at which they are expected to be received net of individual bad debt assessment.

Inventories

Inventories, which include the cost of materials, labor and overhead, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence has been measured by estimating market value based on future customer demand and customer acceptance of new products.

Borrowings

Borrowings are reported initially at fair value, net of transaction costs incurred. If the reported amount differs from the amount to be repaid at maturity date, then the difference is allocated as interest expense or interest income over the tenure of the loan. In this manner, the initial amount reported agrees, at maturity date, with the amount to be repaid.

Financial liabilities first cease to be reported when they have been settled on the basis of repayment or when repayment has been waived.

All transactions are reported on settlement date.

Provisions

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. However, the actual outflow as a result of the obligation may differ from such estimate. Warranty provisions include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions. The contributions are recognized as employee benefit expenses when they are due.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee or former employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group is responsible for the fulfillment of the pension obligation.

The schemes are both funded and unfunded.

The liability or receivable recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, unrecognized actuarial gains and losses and unrecognized past service cost.

Independent actuaries using the Projected Unit Credit Method calculate the defined benefit obligations and expenses annually. This method indicates that past-service costs are amortized on a straight-line basis over the vesting period. The present value of the defined benefit obligation is determined by discontinuing the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, to the extent theses exceed 10% of the pension obligations’ present value or the fair value of plan assets are charged or credited to income over the employees’ expected average remaining working lives. The used principle for defined benefit plans is only effective in the consolidated financial statements.

20-F 2007                    8

Part of the pension plans in Sweden is secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Emerging Issues Task Force of the Swedish Financial Accounting Standards Council (URA 42), this constitutes a multi-employer plan. It has not been possible, however, for Sony Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan.

Contingent liabilities

The Group records a Contingent liability when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent liabilities are also reported when there is a present obligation that arises from past events but is not recognized, because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments. The statement of Cash Flow for 2005, 2006 and 2007 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Dividend

Each year the Board of Directors assesses the company’s and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the company’s equity, the company’s and the group’s cash flows, the equity ratio and liquidity of the company and the group after the proposed dividend in relation to the industry standards in which the company and the group conducts its business, and both the company’s and the group’s ability to fulfill both their short and long-term obligations. As a result of this assessment a dividend of Euro 548 million and a capital redemption of Euro 300 million were paid in 2007 and in March, 2008 a dividend of Euro 470 million was paid.

20-F 2007                    9

C2. Net sales by market area

	2007	2006	2005
Europe, Middle East & Africa	7 293 316	5 865 030	3 957 567
Americas	2 072 408	1 550 179	923 647
Asia	3 549 849	3 544 024	2 386 935

Total	12 915 573	10 959 233	7 268 149

C3. Other operating revenues and other operating expenses

	2007	2006	2005
Other operating revenues
Gains on sales of intangible and tangible assets	3 434	16 409	151
Commissions, license fees and other operating revenues	30 221	53 227	30 945
Other income	—	2 490	7 714
Gains on foreign exchange	—	—	949

Total other operating revenues	33 655	72 126	39 759

Other operating expenses
Losses on sales of intangible and tangible assets	-631	-341	-144
Other expenses	—	-3 312	-2 255
Losses on foreign exchange	—	-3 783	-3 064

Total other operating expenses	-631	-7 436	-5 463
Gains and losses in foreign exchange are reclassified to financial income/expense.

C4. Interest income and similar profit items and interest expense and similar loss items

	2007	2006	2005
Interest income and similar profit items
Interest income external and similar items	62 210	42 288	17 964

Total	62 210	42 288	17 964

Interest expense and similar loss items
Interest expenses external and similar items	-31 861	-1 118	-6 840

Total	-31 861	-1 118	-6 840

Financial Net	30 349	41 170	11 124

C5. Taxes

Income statement

The following items are included in income taxes for the year:

	2007	2006	2005
Current income taxes for the period	-462 064	-368 308	-114 810
Deferred tax income/ (-expense) related to temporary differences and tax loss carryforwards	38 720	101 252	-19 777
Share of taxes in joint venture	-139	—	—

Income taxes for the period	-423 483	-267 056	-134 587

20-F 2007                    10

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes is shown in the table:

	2007	2006	2005
Income before taxes	1 573 925	1 297 704	512 039
Tax rate in Sweden (28%)	-440 771	-363 357	-143 371
Effect of foreign tax rates	7 884	29 020	21 687
Current income taxes related to prior years	-4 942	-876	745
Tax effect of expenses that are non deductible for tax purpose	-6 011	-4 858	-1 839
Tax effect of income that are non-taxable for tax purpose	13 667	10 014	4 775
Tax effect of changes in tax rates	3 112	19	-16 584
Release/revaluation of tax losses carryforwards	3 578	62 982	—

Income taxes for the year	-423 483	-267 056	-134 587

Balance sheet

Tax effect of temporary differences has resulted in deferred tax assets and liabilities as follows:

	2007	2006
Deferred tax assets	167 186	139 621
Deferred tax liabilities	—	-13

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

C6. Intangible assets

2007	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs

Opening balance January 1, 2007	103 420	3 978	107 398
Acquisitions	20 658	—	20 658
Sales/disposals	-4 067	—	-4 067
Translation difference for the year	-2 168	—	-2 168

Closing balance December 31, 2007	117 843	3 978	121 821

Accumulated depreciation

Opening balance January 1, 2007	-59 822	-341	-60 163
Depreciation	-18 102	-1 326	-19 428
Sales/disposals	3 085	—	3 085
Translation difference for the year	1 336	—	1 336

Closing balance December 31, 2007	-73 503	-1 667	-75 170

Net carrying value	44 340	2 311	46 651

20-F 2007                    11

2006	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs

Opening balance January 1, 2006	81 504	—	81 504
Acquisitions	25 333	3 978	29 311
Balances regarding acquired and sold companies	1 316	—	1 316
Sales/disposals	-714	—	-714
Translation difference for the year	-4 019	—	-4 019

Closing balance December 31, 2006	103 420	3 978	107 398

Accumulated depreciation

Opening balance January 1, 2006	-46 821	—	-46 821
Depreciation	-15 381	-341	-15 722
Balances regarding acquired and sold companies	-593	—	-593
Sales/disposals	553	—	553
Translation difference for the year	2 420	—	2 420

Closing balance December 31, 2006	-59 822	-341	-60 163

Net carrying value	43 598	3 637	47 235

C7. Tangible assets

2007	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs

Opening balance January 1, 2007	17 687	74 327	220 621	312 635
Acquisitions	15 637	39 415	89 334	144 386
Sales/disposals	—	-7 760	-15 360	-23 120
Translation difference for the year	-851	-5 994	-6 979	-13 824

Closing balance December 31, 2007	32 473	99 988	287 616	420 077

Accumulated depreciation

Opening balance January 1, 2007	-5 136	-37 236	-143 905	-186 277
Depreciation	-2 185	-23 694	-68 516	-94 395
Sales/disposals	—	7 514	14 539	22 053
Translation difference for the year	165	3 184	5 188	8 537

Closing balance December 31, 2007	-7 156	-50 232	-192 694	-250 082

Accumulated revaluations

Opening balance January 1, 2007	—	-98	-8	-106
Write down	—	-58	—	-58
Translation difference for the year	—	5	—	5

Closing balance December 31, 2007	—	-151	-8	-159
Net carrying value	25 317	49 605	94 914	169 836

20-F 2007                    12

2006	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs

Opening balance January 1, 2006	9 283	52 120	171 568	232 971
Acquisitions	3 646	19 103	68 147	90 896
Balances regarding acquired and sold companies	5 363	17 796	764	23 923
Sales/disposals	-8	-8 647	-7 601	-16 256
Translation difference for the year	-597	-6 045	-12 257	-18 899

Closing balance December 31, 2006	17 687	74 327	220 621	312 635

Accumulated depreciation

Opening balance January 1, 2006	-2 685	-25 731	-102 967	-131 383
Depreciation	-939	-12 824	-55 544	-69 307
Balances regarding acquired and sold companies	-1 639	-8 116	-621	-10 376
Sales/disposals	2	6 268	6 856	13 126
Translation difference for the year	125	3 167	8 371	11 663

Closing balance December 31, 2006	-5 136	-37 236	-143 905	-186 277

Accumulated revaluations

Opening balance January 1, 2006	—	-245	-10	-255
Write down	—	-61	-311	-372
Sales/disposal	—	194	312	506
Translation difference for the year	—	14	1	15

Closing balance December 31, 2006	—	-98	-8	-106

Net carrying value	12 551	36 993	76 708	126 252

C8. Other securities held as fixed assets

Capital share in joint venture U.I. Holding B.V.

2007
Opening balance January 1, 2007	—
Capital share in joint venture	13 221
Closing balance December 31, 2007	13 221

At the beginning of 2007, Sony Ericsson acquired UIQ Technology AB from Symbian Software Ltd. By the end of the year Sony Ericsson sold 50% of the share capital to Motorola.

Other financial assets

2007
Opening balance January 1, 2007	91 942
Translation difference for the year	-13
Reclassification	-17

Closing balance December 31, 2007	91 912
The investment is related to Symbian Software Ltd.

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2006
Accumulated acquisition costs

Opening balance January 1, 2006	83 652
Acquisitions	12 462
Translation difference for the year	-301
Reclassification	-3 871
Closing balance December 31, 2006	91 942

Accumulated revaluations

Opening balance January 1, 2006	-1 969
Translation difference for the year	142
Reclassification	1 827

Closing balance December 31, 2006	—

Net carrying value	91 942

C9. Other non current assets

	2007	2006
Deferred tax assets	167 186	139 621
Other non current assets	83 020	63 627

Total	250 206	203 248

The main part of other non current assets is prepaid licenses.

C10. Inventory

	2007	2006
Manufacturing work in process	236 976	143 076
Finished products and goods for resale	200 501	294 386

Inventories, net	437 477	437 462

Reported amounts are net of obsolescence reserves by TEUR 25 690 (TEUR 18 611 in 2006).

C11. Accounts receivables

	2007	2006
Current Receivables
Commercial receivables	1 876 939	1 657 111
Provision for doubtful debts	-6 726	-4 357

Total	1 870 213	1 652 754

Provisions for doubtful debts have been estimated based on commercial risk evaluations.

C12. Other current assets

	2007	2006
Prepaid expenses	81 543	55 232
Prepaid tooling	28 752	15 927
Other receivables	234 592	238 607

Total	344 887	309 766

The major part of other receivables is related to withholding tax and VAT.

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C13. Short term cash investments

	2007	2006
Net book value	1 431 129	1 580 077
Market value	1 435 325	1 581 671

Short term cash investments are held in money-market funds and are treated as cash equivalents with an initial maturity at the time of acquisition of 3 months or less.

C14. Shareholders’ equity

	Share capital	Restricted reserves	Non- restricted reserves and net profit/loss for the year	Total shareholders’ equity
Shareholder’s equity December 31, 2005	100 000	720 422	249 473	1 069 895
Changes in cumulative translation adjustments	—	-14 534	-18 027	-32 561
Fair value reserve	—	—	-7 044	-7 044
Transfer between non-restricted and restricted reserves	—	17 001	-17 001	—
Net income for the year	—	—	997 319	997 319
Dividend	—	—	-247 000	-247 000

Shareholder’s equity December 31, 2006	100 000	722 889	957 720	1 780 609
Changes in cumulative translation adjustments*	—	-9 334	-12 436	-21 770
Fair value reserve**	—	—	926	926
Transfer between non-restricted and restricted reserves***	—	10 608	-10 608	—
Net income for the year	—	—	1 114 192	1 114 192
Dividend****	—	-300 000	-548 000	-848 000

Shareholder’s equity December 31, 2007	100 000	424 163	1 501 794	2 025 957

Share capital consists of 100 000 200 shares at a quota value of EUR 1 per share.

*	Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders equity.
**	The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.
***	The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.
****	During 2007 it was decided to make a dividend of Euro 548 million and a capital redemption of Euro 300 million to the owning companies Sony and Ericsson.

C15. Provisions

	2007	2006
Warranty commitments	398 516	378 074
Other provisions	38 628	43 152

Total	437 144	421 226

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

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C16. Post-employment benefits

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•

Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

•

Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, UK, Netherlands, Germany, Greece and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Sony Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan.

Pension costs

2007	Sweden	UK	Netherlands	Japan	Other	Total
Pension cost Defined Benefit Plan	—	-87	7 635	3 229	556	11 333
Pension cost Defined Contribution Plan	30 711	1 203	—	—	4 171	36 085

Total	30 711	1 116	7 635	3 229	4 727	47 418

2006	Sweden	UK	Netherlands	Japan	Other	Total
Pension cost Defined Benefit Plan	—	592	—	3 780	—	4 372
Pension cost Defined Contribution Plan	24 436	415	1 283	—	3 724	29 858

Total	24 436	1 007	1 283	3 730	3 724	34 230

Provisions for post-employment benefits

2007	Sweden	UK	Netherlands	Japan	Other	Total
Provision for post employee benefits	—	2 310	6 375	11 903	1 715	22 303
Other employee benefits	—	193	125	202	1 343	1 863

Total	—	2 503	6 500	12 105	3 058	24 166

The pension plan for the Netherlands was reclassified from defined contribution plan to defined benefit plan.

2006	Sweden	UK	Netherlands	Japan	Other	Total
Provision for post employee benefits	—	4 204	—	12 734		16 938
Other employee benefits	—	—	—		2 471	2 471

Total	—	4 204	—	12 734	2 471	19 409

C17. Long-term liabilities

Maturity date for the group long-term liabilities, 1 603 TEUR (677 TEUR), is within 1-5 years.

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C18. Other current liabilities

	2007	2006
Accrued personnel related expenses	146 279	141 851
Accrued sales related expenses	893 639	679 485
Other accrued expenses	336 990	252 452
Other short term liabilities	88 850	92 618

Total	1 465 758	1 166 406

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

C19. Assets pledged as collateral

	Liabilities to financial institutions	Advances from customers	Total 2007	Liabilities to financial institutions	Advances from customers	Total 2006
Bank deposits	—	—	—	3 950	—	3 950
Other	31	—	31	23	—	23

Total	31	—	31	3 973	—	3 973

C20. Contingent liabilities

	2007	2006
Other contingent liabilities	2 640	1 433

Total	2 640	1 433

Other contingent liabilities mainly include guarantees for loans.

C21. Cash flow analysis

	2007	2006	2005
Change in provisions (note C15 and C16)	21 601	126 905	26 786
Revaluation of share in joint venture	15 398	134	8
Gains and losses on disposal of tangible assets	-2 802	-16 068	144
Other	13 591	1 717	7 248

Total	47 788	112 688	34 186

C22. Translation to SEK

The exchange rate for SEK is 9.47 (9.04) for balance sheet items and the average exchange rate for the period is 9.24 (9.26).

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C23. Leasing

2007
Future payments for operating leases and rents

2008	43 487
2009	37 081
2010	29 151
2011	23 105
2012	20 816
2013 and future	33 788

The purpose of leases mainly refers to rents and office equipment.

C24. Wages, salaries and social security expenses

Wages and salaries

	2007	2006	2005
Wages and salaries	490 885	392 969	329 388
Social security expenses	135 706	114 872	100 429
Of which pension costs	47 418	34 230	28 239

Of which
CO compensation	1 364	1 082	999
CO pension costs	163	190	142
bonus & similar to CO	1 755	963	897

Severance pay

For the President and the Corporate Management the following applies:

Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. An exception to this is if the notice of termination given by the employee is due directly to significant structural changes or other events that affect the content of work or the condition of the position. In such an instance, the notice is treated as if it were given by the Company and severance payments are made to the individual. Upon termination of employment, severance pay amounting to one years’ salary is normally paid. The severance payments will be paid out currently during agreed severance period.

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. For the president and the corporate management there is in principal one pension plan in which the pension based salary is calculated on the fixed salary and a target value of the variable short-term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 40 300) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

From 2005 Sony Ericsson has a new long term incentive program for certain employees. The calculation of the bonuses is based on the performance of the Group and payments for the units allocated are vested in three years. The price of the units is approved by the Remuneration Committee of the Board. The new program has replaced the synthetic option plan.

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The former long term incentive plan was a synthetic option plan for selected employees. The option price for the plan is determined on an annual basis by independent valuation and is approved by the Remuneration Committee of the Board. The options granted under the plan vest in three years. Financial commitments’ resulting from the price trend of the synthetic options are reported amongst operating costs and the calculated future payments for such options have been expensed according to following;

	2007	2006	2005
Calculated future payments for synthetic option plan charges to operating costs	1 099	20 826	12 018

At 31 December 2007, a provision in the amount of TEUR 7 244 (TEUR 33 415) was established for payments under the synthetic options plan.

Wages and salaries by geographical area

	2007	2006	2005
Europe * and
Middle East & Africa	302 980	227 115	181 164
North America	70 194	67 504	65 481
Latin America	8 027	4 267	3 698
China	38 232	26 041	16 296
Japan	58 414	58 369	55 534
Asia Pacific	13 038	9 673	7 215
Total	490 885	392 969	329 388
* Of which Sweden	209 746	157 416	121 605
* Of which EU excl. Sweden	82 996	37 535	39 171

Number of employees

	2007		2006		2005
	Men	Women	Men	Women	Men	Women
Europe ^ and
Middle East & Africa	2 914	1 148	2 245	842	1 967	748
North America	581	180	528	176	521	175
Latin America	61	32	41	16	32	13
China	1 381	1 563	942	1 168	590	441
Japan	946	253	839	205	776	183
Asia Pacific	184	86	102	71	90	63
Total	6 067	3 261	4 697	2 478	3 976	1 623
^ Of which Sweden	2 256	816	1 696	593	1 473	551
^ Of which EU excl. Sweden	526	225	395	163	363	131

Distribution of female/male for the Board of Directors and other persons in leading positions

	2007		2006
	Number on balance day	whereof men	Number on balance day	whereof men
Consolidated (including subsidiaries)
Members of the board	97	96,9%	86	91,9%
Presidents and Executive Vice presidents	12	100%	13	100%

C25. Fees to auditors

	2007	2006	2005
PricewaterhouseCoopers
Audit fees	1 279	916	881
Fees for other services	1 040	897	1 291

Total	2 320	1 813	2 172

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C26. Financial risks

Foreign exchange risk - Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the parent company. The group’s currency exposures are hedged up to 6 months. The group’s net exposure is to 80% USD, JPY and GBP. The currency exposures are primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2007 was -5.1 MEUR; all of these derivatives were forward contracts. Hence, these losses correspond to net gains in the underlying future sales and purchases during the hedged period.

Foreign exchange risk - Translation exposure

All equity in the groups companies is translated in accordance with the “current method” hence the translation exposure is taken directly in to equity in the balance sheet. This type of currency exposure is not hedged.

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits, 2 155 MEUR at year end 2007, are primarily held in short and medium term money market funds with highest possible rating given the duration.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The value of outstanding trade receivables were at year end 1 870 MEUR. Provisions for expected losses at year end were 6.7 MEUR. Over 48% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 62% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates these risks by investing cash in well diversified money market funds with the highest possible rating. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in the policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a very large net cash position invested in liquid funds and very short deposits with banks. Sony Ericsson has decided to have a minimum cash level of 12% of annual turnover. The company’s net cash widely exceeds this requirement at year end.

C27. Transactions with joint venture

At the beginning of 2007, Sony Ericsson strengthened its platform capabilities through the acquisition of UIQ Technology AB from Symbian Software Ltd. stating its intention for open ownerships with other handset manufacturers. By the end of the year Sony Ericsson announced that it had entered into a series of agreements with Motorola Inc. whereby Motorola acquired 50% of the share capital in UIQ Technology.

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Royalty - Sony Ericsson pays a royalty to UIQ Technology AB for the right to use the UIQ Technology AB software in the mobile phones.

Purchases - Sony Ericsson buys Support & Maintenance and Professional Service Work from UIQ Technology AB.

Transactions with joint venture	2007	2006
Sales	389	—
Royalty	4 552	—
Purchases	2 608	—

Balances regarding joint venture
Assets	177	—
Liabilities	845	—

C28. Group companies

Company	Domicile	Percentage of ownership
Sony Ericsson Mobile Communications AB	Sweden
Sony Ericsson Mobile Communications International AB Sweden	Sweden	100%
Sony Ericsson Mobile Communications Management Ltd, UK	United Kingdom	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brasil	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Servicios Móviles S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications (USA) Inc.	USA	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications France S.A.S.	France	100%
Ltd Sony Ericsson Mobile Communications Rus	Russia	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
Beijing SE PUTIAN Mobile Communications Company Ltd. (BMC)	China	51%

C29. Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden for unlisted companies, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Recommendation of the Swedish Financial Accounting Standards Council, (RR29), Remunerations to employees, which differs in certain significant respects from the generally accepted accounting principles in the United States (“US GAAP”). Sony Ericsson Mobile Communications has reconciled its net income / loss and equity under Swedish GAAP to the accounting principles according to generally accepted principles in the United States.

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill) and synthetic option plan.

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Business combinations—Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assess whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3 717 was identified by the Company in connection with the acquisition of Beijing SE Putian Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

Under US GAAP, the Company must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, all acquired assets (including research and development assets) are then subject to pro rata reduction, except for (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed of by sale, (3) deferred taxes, (4) prepaid assets relating to pension and other postretirement benefit plans, and (5) any other current assets. If all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain. A negative goodwill was identified by the Company amounted to TEUR 3 717, and it was recognized in income statement by the end of 2004. All adjustments according to US GAAP are specified in this report (see separate information for adjustments).

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which decreases net income by TEUR -3 623 (TEUR 1 472 in 2006).

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognised in the income statement which is the difference to US GAAP is not material.

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

Non-current and current assets

Swedish GAAP requires deferred tax assets to be classified as non-current assets on the balance sheet. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, shall be classified according to the expected reversal date of the temporary difference. The balance sheet shows a difference in non-current and current assets between Swedish GAAP and US GAAP which relates to the classification of deferred tax assets.

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2007	2006	2005
Net income per
Swedish GAAP	1 114 192	997 319	350 342

US GAAP adjustments before taxes:

Business Combination	100	918	918
Synthetic Option Plan	-3 623	1 472	906

Tax effect of US GAAP adjustment	1 002	-522	-364

Net income in accordance with US GAAP	1 111 672	999 186	351 802

Comprehensive income

	2007	2006	2005
Net income in accordance with US GAAP	1 111 672	999 186	351 802

Other comprehensive income

Gain/loss on cash flow hedges	1 087	-9 544	2 260
Translation adjustment	-21 771	-32 561	24 694
Deferred tax	-161	2 439	-636

Total other comprehensive income	-20 845	-39 606	26 318

Comprehensive income in accordance with US GAAP	1 090 827	959 581	378 119

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Adjustments of stockholders’ equity

	2007	2006
Equity as reported per Swedish GAAP	2 025 957	1 780 609

US GAAP adjustments before taxes:

Business Combination	-864	-964
Synthetic Option Plan	-1 246	2 377
Deferred tax effect of US GAAP adjustment	453	-550

Stockholder’ equity in accordance with US GAAP	2 024 299	1 781 472

Balance sheet items according to Swedish GAAP and US GAAP:

	Swedish GAAP		US GAAP
	Dec. 31 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Non-current assets	571 826	468 677	403 879	328 207
Current assets	4 807 814	4 672 681	4 975 349	4 811 636

Total Assets	5 379 640	5 141 358	5 379 228	5 139 844

Stockholders equity	2 025 957	1 780 609	2 024 299	1 781 472
Minority interest	64 006	45 148	64 006	45 148
Provisions	461 310	440 635	461 310	440 635
Non-current liabilities	1 603	677	1 603	677
Current liabilities	2 826 764	2 874 289	2 828 010	2 871 912

Total stockholders’ equity and liabilities	5 379 640	5 141 358	5 379 228	5 139 844

Multi-employer plan

The Swedish ITP pension plan financed through insurance with Alecta is a multi-employer plan defined by Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, and therefore it is accounted for as a defined contribution plan.

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